

June 30, 2010

Terrence E. Hall
Chairman of the Board and Chief Executive Officer
Superior Energy Services, Inc.
601 Poydras, Suite 2400
New Orleans, Louisiana 70130

> **Re:** **Superior Energy Services, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-34037**

Dear Mr. Hall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

Drilling Products and Services (formerly Rental Tools), page 2

1.   We note your reference here to operations in "Latin America, North America, the North Sea region, Continental Europe, the Middle East, Central Asia, West Africa and the Asia Pacific region." We further note additional references throughout your filing to "non-United States operations" and "international operations". Please disclose the specific countries outside of the United States in which you operate and reference them in a consistent manner.

Potential Liabilities and Insurance, page 3

2.   We note your disclosure that you "maintain insurance against risks that [you] believe is consistent in types and amounts with industry standards and is required by [y]our customers." We also note the related risk factor, "The dangers inherent in our operations

. . ." beginning on page 10.   In light of recent events in the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability arising from any catastrophic occurrences involving your services or equipment. For example, and without limitation, please address the following:

- Disclose your indemnification obligations and those of your customers with regard to such occurrences. For example, disclose the monetary limits with respect to your obligations to indemnify customers in connection with the legal and financial consequences of such occurrences. In addition, clarify the types of claims that could be asserted by you or your employees for which you customarily provide contract indemnity to your clients. Please provide us with illustrative examples of such claims.

- Disclose whether your existing insurance would cover any claims made against you related to such occurrences by or on behalf of individuals who are not your employees. Disclose whether your customers would be obligated to indemnify you against any such claims.

- Regarding the insurance you maintain against the risk of such occurrences "consistent in types and amounts with industry standards [and] required by [y]our customers", please provide us with illustrative examples of the types of coverage maintained. Include the policy limits and relevant deductibles related to such coverage. Please also enhance or clarify the related disclosure in the risk factor "The dangers inherent in our operations . . ." as necessary.

Please provide a sample of your proposed disclosure for our review.

Item 1A. Risk Factors, page 6

"We are susceptible to adverse weather conditions in the Gulf of Mexico.", page 9

3.   We note your disclosure that "[d]ue to the losses as a consequence of the hurricanes that occurred in the Gulf of Mexico in recent years, we have not been able to obtain insurance coverage comparable with that of prior years". With a view toward disclosure, please tell us your current policy limits and relevant deductibles related to such coverage, and compared such amounts to the coverage you obtained "in prior years".

"We depend on significant customers.", page 9

4.   We note that BP accounted for approximately 11% of your total revenue in 2009 and 2008. Given the recent events in the Gulf of Mexico, and with a view toward disclosure, tell us the amount of decreased revenue from BP that would have a material adverse effect on your business and operations and discuss any alternative sources of revenue which you believe will allow you to replace your revenues from BP. If you do not

believe there is any material risk of loss to your revenues due to recent events in the Gulf of Mexico involving BP, please so state affirmatively and provide a detailed discussion of your basis for such beliefs.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey L. McNeil at (202) 551-3392, Michael Karney at (202) 551-3847 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director